William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771
Telephone: (727) 364-2744

VIA ELECTRONIC EDGAR FILING

May 13, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kleangas Energy Technologies, Inc.
Registration Statement on Form S-1
File No. 333-185280
Request for Acceleration

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the company hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Tuesday, May 14, 2013, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ William B. Wylie